Filed by Acies Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Of the Securities Exchange Act of 1934

Subject Company: PLAYSTUDIOS, Inc.

Commission File No. 001-39652

Date: March 17, 2021

PLAYSTUDIOS, INC. ANNOUNCES PRELIMINARY FOURTH QUARTER AND FULL YEAR 2020 RESULTS ALONG WITH RECENT BUSINESS HIGHLIGHTS

- Fourth Quarter Revenue of $64.0 million and Full Year 2020 Revenue of $269.9 million, representing year-over-year growth of 12.9% and 12.7% respectively

- Company entered the Casual Bingo market in 1Q2021 with its myVEGAS Bingo product, bringing real-world rewards and loyalty benefits to this robust category

Las Vegas, Nevada – March 17, 2021 – PLAYSTUDIOS, Inc. (“PLAYSTUDIOS” or the “Company”), an award-winning developer of free-to-play casual games for mobile and social platforms that offer real-world rewards to loyal players, today announced preliminary financial results for the fourth quarter and full year ended December 31, 2020. The preliminary results are subject to completion of the Company’s year-end financial reporting process as described below.

PLAYSTUDIOS expects revenue for the fourth quarter of 2020 to be $64.0 million and for the full year 2020 to be $269.9 million, representing year-over-year growth of 12.9% and 12.7%, respectively, and expects a net loss of $10.8 million and net income of $12.8 million for the same periods. The fourth quarter net income was impacted by a one-time accrual of expenses related to the restructuring of the company’s commercial arrangement with MGM Resorts International. In addition, there were significant development costs in the fourth quarter related to the recently launched myVEGAS Bingo and the upcoming Kingdom Boss idle RPG game. As a result of these expenses, PLAYSTUDIOS expects Adjusted EBITDA, before adjusting for the impact of costs capitalized for internal-use software projects, for the fourth quarter of 2020 to be $8.8 million and the full year 2020 to be $58.0 million, representing a year-over-year change of (16.5%) and 17.1%, respectively. After adjusting for the impact of costs capitalized for internal-use software projects, Adjusted EBITDA is expected to be $1.8 million and $32.8 million for the same periods, representing a year-over-year change of (66.1%) and 15.1%, respectively.

Andrew Pascal, Chief Executive Officer of PLAYSTUDIOS, said: “We’re encouraged by the growth that is reflected in our year-end results, and the momentum we carried into the first quarter.” Pascal further said: “We expect our performance in 2021 to be bolstered by the recent launch of our newest addition to our portfolio, myVEGAS Bingo. Bingo is among the fastest-growing game categories, and we believe our combination of real-world rewards, standard-setting creative execution, and established brands will make it a stand-out product in the coming months and quarters.”

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Additional Recent Business Highlights

●	Entered into a merger agreement with Acies Acquisition Corp. (Nasdaq: ACAC) (“Acies”) which, upon closing, will result in the Company becoming a Nasdaq listed company under the ticker symbol “MYPS.”
●	Entered one of the fastest growing game categories with the introduction of myVEGAS Bingo, released on March 15, 2021.
●	Recognized as a 2021 Top Publisher Award Winner for second year in a row by App Annie, the industry standard for app analytics and performance data.
●	Continued to add innovative features and new content to each of its game franchises, including King & Kraken, an innovative new social game combining traditional virtual slot mechanics with social quests and shared rewards, along with the relaunch of SHAQ9, which puts fans next to a virtual version of NBA Hall-of-Famer Shaquille O’Neal as they spin reel slots, unlock mini-games and earn valuable loyalty points.

Cautionary Statement Regarding Preliminary Results

The results for the fourth quarter and full year ended December 31, 2020 are preliminary and subject to completion of our financial closing procedures, reflect management’s current views and may change following the completion of our financial closing procedures. The preliminary results have not been audited or reviewed by our independent registered public accounting firm, and should not be viewed as a substitute for full financial statements prepared in accordance with GAAP. We caution that these preliminary results are not guarantees of future performance or outcomes and that actual results may differ materially from those described above.

About PLAYSTUDIOS, Inc.

PLAYSTUDIOS is the developer and operator of award-winning free-to-play casual games for mobile and social platforms. Its collection of original and published titles is powered by the company’s groundbreaking playAWARDS loyalty marketing platform, which enables players to earn real-world rewards from a portfolio of global entertainment, retail, technology, travel, leisure, and gaming brands across 15 countries and four continents. Founded by a team of veteran hospitality, technology, and gaming entrepreneurs, PLAYSTUDIOS brings together the best of mobile gaming with an innovative loyalty platform in order to provide its players with an unequaled entertainment experience and its partners with actionable business insights.

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About Acies Acquisition Corp.

Acies Acquisition Corp. is a newly organized blank check company, formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. The Company was established in October 2020 to focus on identifying a business combination target within the live, location-based and mobile experiential entertainment industries. To learn more about Acies, visit https://aciesacq.com.

Non-GAAP Financial Measures

To provide investors with information in addition to results as determined by GAAP, the Company discloses Adjusted EBITDA as a non-GAAP measure that management believes provides useful information to investors. This measure is not a financial measure calculated in accordance with GAAP and should not be considered as a substitute for revenue, net income, or any other operating performance measure calculated in accordance with GAAP, and may not be comparable to a similarly titled measure reported by other companies.

We define Adjusted EBITDA as net income before interest, income taxes, depreciation and amortization, restructuring and related costs (consisting primarily of severance and other restructuring related costs), stock-based compensation expense, and other income and expense items (including special infrequent items, foreign currency gains and losses, and other non-cash items) and adjusting for the impact of costs capitalized for internal-use software projects. We present Adjusted EBITDA both before and after the impact of costs capitalized for internal-use software projects because there is substantial diversity in the amount of software development costs capitalized by other companies in our industry, which may be driven by differences in such companies’ management’s judgment or their operational approaches to software development. We believe that presenting Adjusted EBITDA both before and after costs capitalized for internal-use software projects, improves the comparability of our results against other companies in our industry.

We believe that the presentation of Adjusted EBITDA provides useful information to investors regarding the Company’s results of operations because the measure assists both investors and management in analyzing and benchmarking the performance and value of our business. Adjusted EBITDA provides an indicator of performance that is not affected by fluctuations in certain costs or other items. Accordingly, management believes that this measurement is useful for comparing general operating performance from period to period, and management relies on this measures for planning and forecasting of future periods. Additionally, this measure allows management to compare results with those of other companies that have different financing and capital structures. However, other companies may define Adjusted EBITDA differently, and as a result, our measure of Adjusted EBITDA may not be directly comparable to that of other companies.

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PLAYSTUDIOS, INC.

RECONCILIATION OF NET INCOME (LOSS) TO ADJUSTED EBITDA

(in millions)

(unaudited)

	3 Months Ended		Year Ended
	December 31,		December 31,
	2020	2019	2020	2019

Net income / (loss)	(10.8)	5.4	12.8	13.6
Depreciation & amortization	5.8	5.1	22.2	25.2
Income tax (benefit) expense	(6.8)	(0.8)	(1.7)	4.0
Stock-based compensation expense	0.9	0.9	3.5	5.9
Special infrequent(1)	-	-	1.4	-
Restructuring expense(3)	20.0	-	20.1	1.2
Other(2)	(0.3)	-	(0.3)	(0.4)

AEBITDA before adjustment for the
impact of capitalized software costs	8.8	10.6	58.0	49.5

Impact of capitalized software costs	(7.0)	(5.4)	(25.2)	(21.0)
AEBITDA	1.8	5.2	32.8	28.5

(1)	Amounts reported during the year ended December 31, 2020 represent charitable donations made by us related to the COVID-19 pandemic.

(2)	Amounts reported in “Other” include interest expense, interest income, foreign currency gains/losses, and non-cash gains/losses on the disposal of assets

(3)	Amounts reported during the year ended December 31, 2020 primarily consist of a one-time expense of $20.0 million resulting from the restructuring of the company's commercial arrangement with MGM Resorts. Amounts reported during the year ended December 31, 2019 primarily consist of severance-related costs.

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Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Company’s and Acies’ actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, the Company’s expectations with respect to its financial results for the fourth quarter and full year ended December 31, 2020; the Company’s expectations for entering the Casual Bingo market with its myVEGAS Bingo product; the closing of the business combination transaction between the Company and Acies; the future performance and anticipated financial impacts of the proposed business combination; the satisfaction of the closing conditions to the proposed transaction, the timing of the completion of the proposed transaction, the future financial condition and performance of PLAYSTUDIOS and expected financial impacts of the transaction (including future revenue, Adjusted EBITDA, pro forma equity value and cash balance); and the products, markets, future performance and market opportunities of PLAYSTUDIOS. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside the Company’s and Acies’ control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Acies’ securities; (2) the risk that the transaction may not be completed by Acies’ business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Acies (3) the failure to satisfy the conditions to the consummation of the transaction, including the approval of the merger agreement by the stockholders of Acies, the satisfaction of the minimum trust account amount following any redemptions by Acies’ public stockholders and the receipt of certain governmental and regulatory approvals; (4) the lack of a third party valuation in determining whether or not to pursue the proposed transaction; (5) the inability to complete the PIPE transaction; (6) the effect of the announcement or pendency of the transaction on the Company’s business relationships, operating results and business generally; (7) the ability to maintain the listing of Acies’ securities on a national securities exchange; (8) changes in the competitive and regulated industries in which the Company operates, variations in operating performance across competitors, changes in laws and regulations affecting the Company’s business and changes in the combined capital structure; (9) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and to identify and realize additional opportunities; (10) costs related to the transaction and the failure to realize anticipated benefits of the transaction or to realize estimated pro forma results and underlying assumptions, including with respect to estimated shareholder redemptions; or (11) other risks and uncertainties included in Acies’ or the Company’s other filings with the U.S. Securities and Exchange Commission (the “SEC”). The foregoing list of factors is not exclusive, and readers should also refer to those risks included under the heading “Risk Factors” in the registration statement on Form S-4 (File No. 333-253135) containing the proxy statement/prospectus relating to the proposed business combination filed by Acies with the SEC, those included under the heading “Risk Factors” in the final prospectus of Acies related to its initial public offering and those included in other filings made by Acies or the Company with the SEC from time to time. Readers are cautioned not to place undue reliance upon any forward-looking statements in this press release, which speak only as of the date made. Acies and the Company do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements in this press release to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

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Important Information About the Proposed Business Combination and Where to Find It

In connection with the proposed business combination, Acies filed a registration statement on Form S-4 with the SEC on February 16, 2021, which includes a proxy statement/prospectus, that is both the proxy statement to be distributed to holders of Acies’ common stock in connection with its solicitation of proxies for the vote by Acies’ stockholders with respect to the proposed business combination and other matters as may be described in the registration statement, as well as the prospectus relating to the offer and sale of the securities to be issued in the business combination. After the registration statement is declared effective, Acies will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders. This document does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. Acies’ stockholders, the Company’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the registration statement and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed business combination, as these materials will contain important information about the Company, Acies and the business combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to stockholders of Acies as of a record date to be established for voting on the proposed business combination. Acies’ stockholders and the Company’s stockholders will also be able to obtain copies of the proxy statement / prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Acies Acquisition Corp., 1219 Morningside Drive, Suite 110, Manhattan Beach, CA 90266.

Participants in the Solicitation

Acies and PLAYSTUDIOS and their respective directors and officers may be deemed participants in the solicitation of proxies of Acies’ stockholders in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the business combination are contained in the proxy statement/prospectus. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

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Contacts

Investors

Jacques Cornet

IR@playstudios.com

Media Relations

Doug Donsky / Amy Rossetti

media@playstudios.com

Acies Acquisition Corp.

info@aciesacq.com

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